

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 24, 2010

VIA U.S. Mail and Facsimile

Marcia McHaffie
Principal Financial Officer
6797 Winchester Circle
Boulder, CO 80301

>   **Re: Encision Inc.**
>   **Form 10-K for the fiscal year ended March 31, 2009**
>   **Filed June 29, 2009**
>   **File No. 0-28604**

Dear Ms. McHaffie:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Critical Accounting Policies and Estimates, page 11

1. We note the disclosure on page 12 that you may record a "reversal" of the inventory provision in certain circumstances. We refer you to FASB ASC 330-10-35-14 and SAB Topic 5-BB, both of which indicate that inventory impairment charges establish a new cost basis for impaired inventory. Please clarify your accounting policy in your response and future filings.

Item 9 (T). Controls and Procedures, page 30

2. We note your disclosure that your Chief Executive Officer and the Principal Accounting Officer concluded that your disclosure controls and procedures were "effective as of March 31, 2009 in ensuring that the information required to be disclosed by us under the Exchange act is recorded, processed, summarized and reported within the time periods specified under the Exchange Act rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the defining language in future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Exhibit 31.1 and 31.2

3. We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting and that you refer to the registrant as a "small business issuer." The required certifications must be in the exact form prescribed; and, the wording of the required certifications may not be changed in any respect, except as otherwise indicated in Commission statements or staff interpretations. Please file an amendment to the Form 10-K that provides currently dated and signed certifications in the form set forth in Item 601 to Regulation S-K.

Form 10-Q for the fiscal quarter ended December 31, 2009

Note 2. Summary of Significant Accounting Policies, page 7

Sales Recognition, page 8

4. We see from Note 11 in your audited financial statements for the fiscal year ended March 31, 2009 that you entered into a Representation Agreement commencing on April 1, 2009 under which you will receive commissions for sales of Caldera products. Please tell us and revise future filings to disclose your accounting for commissions received from sales of Caldera products. In addition, to the extent material, please disclose the impact of these sales on your results of operations within MD&A.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief